Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

December 16, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Arthur C. Sandel

Re:                             CNH Capital Receivables LLC

Amendment No. 1 to Registration Statement on Form SF-3

Filed November 17, 2015

File No.  333-206749

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to your letter dated December 3, 2015 (the “Comment Letter”), we submit the following responses, together with Amendment No. 2 to the above-referenced registration statement on Form SF-3, which we have electronically filed via EDGAR.  In addition, a paper copy of this letter is being delivered to you, together with a copy of Amendment No. 2, which has been marked to show changes from Amendment No. 1 to the registration statement as filed on November 17, 2015, made in response to the Comment Letter.

The paragraphs below set forth the comments from the staff of the Securities and Exchange Commission (the “Staff”) in italicized text together with the Depositor’s responses.  The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the copy of Amendment No. 2 as filed on EDGAR.  Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Description of the Notes

The Indenture, page 60

1.   We note your disclosure on page 62 that the Indenture will provide that “the indenture trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of the noteholders, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request.”  Please revise to clarify in the prospectus and the Indenture that such contractual provisions will not undermine the indenture trustee’s duties in connection with actions required by the shelf-eligibility criteria relating to investor communications, dispute resolution and the asset representations review.

Response:

We direct your attention to page 62 of our prospectus where we have revised the above-referenced language as follows (new language is underlined; deleted language is marked through) to clarify that this provision is intended to apply only to the remedies relating to the enforcement of the indenture following an event of default and does not apply to noteholder requests that the indenture trustee call a vote of the noteholders regarding an asset representations review.  In addition, Section 7.5 of the indenture already provides that the indemnification provision will not apply to noteholder requests that the indenture trustee call a vote of the noteholders regarding an asset representations review.  We believe that the indenture does not impose any duties on the indenture trustee with respect to investor communications or dispute resolution.  Investors communicate with the trust or the servicer regarding investor communications and with the sponsor or the depositor with respect to dispute resolution.

“The indenture will provide that, subject to the duty of the indenture trustee to act with the required standard of care if an event of default occurs, the indenture trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any of the noteholders or note owners, other than requests or directions of any of the noteholders or note owners relating to a request for a vote for an asset representations review, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request. Subject to the provision of adequate indemnification of the indenture trustee as described above, the holders of a majority of the outstanding principal amount of the notes [(or of one or more classes of those notes)] will have the right to direct the time, method and place for any remedy available to the indenture trustee.”

Administrative Information About the Notes

Noteholder Communications, page 84

2.   We note your disclosure that a noteholder may communicate with the indenture trustee through the procedures of DTC and by notice to the indenture trustee.  Please revise to clarify whether investors must communicate through DTC procedures (and, if so, a description of what those procedures include) or whether communications may be sent directly to the indenture trustee.

Response:

We direct your attention to page 84 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) in order to clarify that noteholders and note owners may communicate directly with the trust or the servicer regarding investor communications, with the indenture trustee to request a vote for an asset representations review and with the sponsor or the depositor with respect to dispute resolution.  For all other purposes, noteholders may communicate directly with the trust, the servicer, the indenture trustee, the sponsor and the depositor, and note owners may only communicate indirectly with such parties through the clearing agency procedures.  Note owners are only required to communicate with the indenture trustee indirectly through the procedures of the clearing agency in order to vote, provide notices, make requests and demands, give instructions and take other action other than those relating to the aforementioned shelf eligibility requirements.  Furthermore, we note for the Staff that the procedures governing note owner communications with or the exercise of other rights of note owners through the clearing agency are governed by individual agreements between the direct participants and the clearing agency and, if applicable, between indirect participants and direct participants, to which the Depositor is not privy and does not otherwise have access.  Thus, we are unable to describe the procedures by which note owners may communicate with the clearing agency, and any attempt to do so may lead to inaccuracies in such description because each agreement may be different.  We have also revised our disclosure on page 84 of our prospectus (new language is underlined; deleted language is marked through) to advise investors to review the rules and procedures of the clearing agency, and any agreements with participants, with respect to communications with and the exercise of note owner rights through the respective clearing agency and applicable participants.  In addition, please note that we have revised the title of the “Noteholder Communications” subsection to “Investor Communications.”

“~~Noteholders~~ Note owners should review the procedures of DTC, Clearstream, Luxembourg and Euroclear (as well as any agreements with direct and indirect participants through whom note owners hold their notes) for clearing, settlement and withholding tax procedures applicable to their purchase of notes, as well as the procedures governing communications with and the exercise of note owner rights through such clearing agencies.”

* * *

~~Noteholder~~ Investor Communications

~~A noteholder may~~ In addition to rights of noteholders and note owners to communicate directly with the ~~indenture trustee~~ trust or the servicer regarding investor communications, with the indenture trustee to request a vote for an asset representations review and with the sponsor or the depositor with respect to dispute resolution as described herein, a noteholder, by notice directly to the applicable transaction party, and a note owner, through the procedures of the clearing agency, may communicate with the trust, the servicer, indenture trustee, the sponsor, and the depositor, as applicable, in order to vote,~~and~~ provide notices, ~~and~~ make requests and demands, give directions and take other actions ~~to the indenture trustee~~ as permitted by the transaction documents ~~through the procedures of DTC and by notice to the indenture trustee~~.”

3.   We note that Article VII of your Indenture provides a noteholder (if the notes are represented by definitive notes) or a note owner (if the notes are represented by book-entry notes) with the rights to communicate with the indenture trustee, to communicate with other noteholders and note owners, and to demand an asset representation review, as described therein.  However, your prospectus disclosure here and under “—Asset Representations Review” beginning on page 87 only discusses these rights applying generically to “noteholders.”  Please revise your prospectus disclosure to clarify that note owners may exercise their rights under the noteholder communication and asset representation review shelf eligibility provisions.

Response:

We direct your attention to pages 87 and 88 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) in order to clarify that both noteholders and note owners have rights with respect to an asset representations review.

“If two triggers are met, the asset representations reviewer will perform a review of certain receivables to test for compliance with the representations made by the originator and the depositor about the receivables.  The first trigger is a 61+ day delinquency trigger that will occur if at the end of a Collection Period 61+ days delinquent receivables as a percentage of the pool balance meets or exceeds the trigger percentage set by the originator as described below.  If the 61+ day delinquency trigger occurs, it will be reported on the servicer report ~~to noteholders~~ for that Collection Period and reported in the Form 10-D for that Collection Period.  The second trigger is a voting trigger that will be met if, following the occurrence of the delinquency trigger, the noteholders and note owners of at least 5% of the principal amount of outstanding notes demand a vote and, subject to a 5% voting quorum, the noteholders and note owners of a majority of the principal amount of the outstanding notes that are voted vote for a review.  The review fees will be $[    ] for each receivable tested in the review.

* * *

CNH Industrial Capital America derived the highest delinquency rates from these prior securitization transactions and used them as a base for the 61+ day delinquency trigger rate, which it believes (given the variability of the cash flows due to such factors as non-monthly payment types, seasonality, industry trends, severe weather and natural disasters, and relatively large receivable balances) represents a reasonable approach.  CNH Industrial Capital America then applied multiples to the highest delinquency rates observed during the first 12 Collection Periods and the remaining Collection Periods, as shown in the table below.  CNH Industrial Capital America believes the 61+ day delinquency trigger is an appropriate threshold at the point when noteholders and note owners may benefit from an asset representations review.  The 61+ day delinquency trigger starts at a lower level for the first year and increases to a higher level for the remaining years of the securitization transaction to reflect the historical experience and monthly variability of the delinquencies in CNH Industrial Capital America’s prior securitization transactions.  This provides a more conservative trigger level early in this securitization transaction’s life, when rising delinquencies may cause concern about whether the representations made about the receivables are true and when noteholders and note owners may benefit most from an asset representations review.”

“Voting Trigger.  If the delinquency trigger occurs on the last day of a Collection Period, a noteholder or a note owner may directly request~~demand~~ that the indenture trustee call a vote of all noteholders and note owners on whether to direct the asset representations reviewer to perform a review.  If noteholders and note owners of at least 5% of the principal amount of the outstanding notes (excluding notes held by the sponsor, the servicer and their affiliates) demand a vote within 90 days after the filing of the Form 10-D reporting the occurrence of the delinquency trigger, the indenture trustee will submit the matter to a vote of all noteholders and, if notes are held through DTC, all note owners~~through DTC~~.  The vote will remain open until the

150th day after the filing of that Form 10-D.  Assuming a voting quorum of noteholders and note owners holding at least 5% of the principal amount of the outstanding notes is reached, if the noteholders and note owners of a majority of the principal amount of the outstanding notes that are voted vote to direct a review, the indenture trustee will notify the asset representations reviewer and the servicer to start the review.  If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the delinquency trigger.”

We further direct your attention to pages 84 and 85 of our prospectus where we have revised the above-referenced language.  The disclosure has been revised as follows (new language is underlined; deleted language is marked through) in order to clarify that both noteholders and note owners have rights with respect to investor communications.  The first paragraph under “Investor Communications” on page 84 has been revised as described in our response to Comment 2 above.  Additional language in that subsection has been revised as described below.

“A noteholder or note owner may also send a request to the trust or to the servicer, on behalf of the trust, stating that the noteholder or note owner is interested in communicating with other noteholders or note owners about the possible exercise of rights under the transaction documents.  The requesting noteholder or note owner must include in the request a description of the method by which other noteholders or note owners may contact the requesting noteholder or note owner.  The trust will promptly deliver any such request to the servicer.  On receipt of a communication request, the servicer will include in the Form 10-D related to the reporting period in which the request is received the following information:

•                  a statement that the trust received a communication request,

•                  the date the request was received,

•                  the name of the requesting noteholder or note owner,

•                  a statement that the requesting noteholder or note owner is interested in communication with other noteholders or note owners about the possible exercise of rights under the transaction documents, and

•                  a description of the method by which the other noteholders or note owners may contact the requesting noteholder or note owner.

Any expenses of the trust or the servicer relating to an ~~noteholder~~ investor communication, including any review of documents evidencing ownership of a note and the inclusion of the ~~noteholder~~ investor communication information in the Form 10-D, will be paid by the servicer.

~~In order to make~~ An investor may make a request or demand or ~~to~~ provide notice or instructions directly to the trust, the trustee, the indenture trustee, the depositor, the sponsor or the servicer under the transaction documents if such investor is ~~, a noteholder must either be~~ a holder of record of a note (a noteholder) or is the beneficial owner of a note (a note owner), provided that such note owner is expressly permitted to communicate directly with such parties under the transaction documents (without going through DTC) and such note owner ~~must~~ provides a written certification stating that it is a beneficial owner of a note, together with supporting documentation such as a trade confirmation, an account statement, a letter from a broker or dealer verifying ownership or another similar document evidencing ownership of a note.”

We have made additional revisions in our prospectus, where required, in order to clarify the use of the terms “noteholder” and “note owner” consistent with the above revisions.

Dispute Resolution, page 89

4.   We note your disclosure here and the provisions of Section 3.3 of the Sale and Servicing Agreement stating that a noteholder may be a “requesting party” for purposes of making a repurchase request and utilizing dispute resolution.  However, we also note your disclosure on page 83 of the prospectus that noteholders will not be recognized by the indenture trustee or trustee as “noteholders” or “securityholders” and that noteholders will only be able to exercise their rights as noteholders indirectly through DTC and its participating organizations.  In light of these statements, please revise your prospectus and transaction documents to clarify how note owners (i.e. the investors) will make repurchase requests and exercise their rights under the dispute resolution shelf eligibility provision, including whether note owners must follow DTC procedures to make a repurchase request and use the dispute provision and, if so, a description of what those procedures include.

Response:

We direct your attention to page 83 of our prospectus where we have removed the above-referenced language.  The disclosure (new language is underlined; deleted language is marked through) now clarifies that both noteholders and note owners may exercise their rights and provide communications in connection with the following shelf eligibility requirements directly to or with the applicable transaction parties.  Neither note owners nor noteholders will be required to follow the procedures of the clearing agency in order to exercise their rights or communicate with the applicable transaction parties regarding investor communications, a request for a vote for an asset representations review or with respect to dispute resolution (including making a repurchase request).

“~~Noteholders~~ Note owners will not receive written confirmation from DTC of their purchase, but ~~noteholders~~ note owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC participant or indirect participant through which the ~~noteholder~~ note owner entered into the transaction.  Transfers of ownership interests in the notes are to be accomplished by entries made on the books of DTC participants and indirect participants acting on behalf of ~~noteholders~~ note owners.  ~~Noteholders~~ Note owners will not receive certificates representing their ownership interest in notes, unless the book-entry system for the notes is discontinued.  Because of this, unless and until definitive notes are issued, except as otherwise described herein regarding investor communications, requests for a vote for an asset representations review and with respect to dispute resolution, ~~noteholders~~ note owners will not be recognized by the indenture trustee or trustee as

“noteholders” or “securityholders.”  Hence, unless and until definitive notes are issued, except as otherwise described herein regarding investor communications, requests for a vote for an asset representations review and with respect to dispute resolution, ~~noteholders~~ note owners will only be able to exercise their rights as ~~noteholders~~ note owners indirectly through DTC and its participating organizations.”

We have also revised the related language in Section 2.10 of the Indenture as follows (new language is underlined; deleted language is marked through):

“Section 2.10.  Book-Entry Notes.  The Notes, upon original issuance, will be issued in the form of typewritten Notes representing the Book-Entry Notes, to be delivered to The Depository Trust Company (“DTC”) (the initial Clearing Agency), or its custodian, by, or on behalf of, the Issuing Entity.  Such Notes shall initially be registered on the Note Register in the name of Cede & Co., the nominee of the initial Clearing Agency, and no Note Owner of such Note will receive a Definitive Note representing such Note Owner’s interest in such Note, except as provided in Section 2.12.  Unless and until definitive, fully registered Notes (the “Definitive Notes”) representing Notes have been issued to Note Owners:

* * *

(iv)     except for rights of Note Owners exercised pursuant to Sections 7.6 and 7.7 of this Agreement and Section 3.3 of the Sale and Servicing Agreement, which rights may be exercised directly to the Issuing Entity or the Servicer in the case of Section 7.6 of this Agreement, the Indenture Trustee in the case of Section 7.7 of this Agreement, and CNHICA or the Seller with respect to Section 3.3 of the Sale and Servicing Agreement, the rights of Note Owners shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such Note Owners and the Clearing Agency and/or the Clearing Agency Participants pursuant to the Note Depository Agreement.  Unless and until Definitive Notes are issued, the Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit payments of principal of and interest on the applicable Notes to such Clearing Agency Participants; and

We have also revised the related language in Section 3.3 of the Sale and Servicing Agreement (new language is underlined; deleted language is marked through) to clarify that Note Owners are also “Requesting Parties” with respect to repurchase requests and the dispute resolution provisions.  In addition, we have added certification requirements with respect to communications by Note Owners consistent with other disclosure regarding communications by Note Owners:

“Section 3.3.      Dispute Resolution.

(a) Referral to Dispute Resolution.  If the Issuer, the Trustee, the Indenture Trustee, ~~or~~ a Noteholder or a Note Owner (the “Requesting Party”) requests that CNHICA and/or the Seller repurchase a Receivable due to an alleged breach of a representation and warranty in Section 3.1 or Section 6.1 or in Section 3.2(b) of the Purchase Agreement (each, a

“Repurchase Request”), and the Repurchase Request has not been resolved within 180 days of the receipt of notice of the Repurchase Request by CNHICA or the Seller, the Requesting Party may refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration.  In the case of a Note Owner making such a request, the request must be accompanied by a certification from that Person that it is a Note Owner, together with at least one form of documentation evidencing its ownership of a Note, including a trade confirmation, account statement, letter from a broker or dealer or similar document. . . .”

5.   Your disclosure that “[i]f the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved” appears to be inconsistent with the shelf eligibility requirements.  Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 333-9638; 34-72982) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets.  We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”)  Please revise the disclosure to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Response:

We direct your attention to page 89 of our prospectus where we have removed the above-referenced language.  The disclosure (new language is underlined; deleted language is marked through) now clarifies that an investor will be permitted to refer a dispute related to any receivable to dispute resolution notwithstanding the fact that such receivable may have been part of an asset representations review and have been found to have not failed any tests.

“If a request is made for the repurchase of a receivable due to a breach of a representation made about the receivable, and the repurchase is not resolved within 180 days after receipt by CNH Industrial Capital America or the depositor of notice of the repurchase request, the requesting party, including a noteholder and note owner, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration.  The requesting party must start the mediation or arbitration proceeding according to the applicable rules of the mediation or arbitration organization within 90 days after the end of the 180-day period.  CNH Industrial Capital America and the depositor must agree to participate in the selected resolution method.  Dispute resolution to resolve repurchase requests will be available regardless of whether the noteholders and note owners voted to direct an asset representations review or whether the delinquency trigger occurred.  ~~However, if the receivable subject to a repurchase request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved.~~”

In addition to the revisions made in response to Comment 4 described above, we have removed the related language in Section 3.3 of the Sale and Servicing Agreement as follows (new language is underlined; deleted language is marked through):

“Section 3.3.      Dispute Resolution.

(a) Referral to Dispute Resolution.  If the Issuer, the Trustee, the Indenture Trustee, ~~or~~ a Noteholder or a Note Owner (the “Requesting Party”) requests that CNHICA and/or the Seller repurchase a Receivable due to an alleged breach of a representation and warranty in Section 3.1 or Section 6.1 or in Section 3.2(b) of the Purchase Agreement (each, a “Repurchase Request”), and the Repurchase Request has not been resolved within 180 days of the receipt of notice of the Repurchase Request by CNHICA or the Seller, the Requesting Party may refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration.  In the case of a Note Owner making such a request, the request must be accompanied by a certification from that Person that it is a Note Owner, together with at least one form of documentation evidencing its ownership of a Note, including a trade confirmation, account statement, letter from a broker or dealer or similar document.  ~~However, if the Receivable subject to a Repurchase Request was part of a Review and the Review Report showed no Test Fails for the Receivables, the Repurchase Request for the Receivable will be deemed to have been resolved.~~  The Requesting Party must start the mediation or arbitration proceeding according to the applicable ADR Rules of the ADR Organization within 90 days after the end of the 180-day period.  CNHICA and the Seller agree to participate in the dispute resolution method selected by the Requesting Party.”

Part II — Information Not Required in Prospectus

Item 14.  Exhibits, page II-3, and Exhibit Index, page II-7

6.   Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36.  Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

Response:

We have refiled the form of certification for shelf offerings of asset-backed securities as Exhibit 36.1 and have revised such references thereto in our prospectus to reflect the SEC’s acceptance of the form of certificate as Exhibit 36.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc: Eric Mathison, CNH Capital Receivables LLC